Mail Stop 3561

July 7, 2009

By Facsimile and U.S. Mail

Mr. Barry Diller
Chairman of the Board and Chief Executive Officer
IAC/InteractiveCorp
555 West 18th Street
New York, New York 10011

> **Re:** **IAC/InteractiveCorp**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2009**
> **File No. 000-20570**

Dear Mr. Diller:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please also understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K

Item 1. Business, page 1

1. You state on page 16 that you consider your "intellectual property rights, including patents, service marks, trademarks and domain names, copyrights, trade secrets and similar intellectual property, as critical" to your success. Please

disclose the importance of such intellectual property with respect to each of your business segments, as well as the duration and effect of all patents, trademarks and licenses. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Item 1A. Risk Factors, page 10

2. Please include a risk factor describing the risks to investors associated with being a controlled company.

Item 2. Properties, page 18

3. Please confirm that you have not described the location and general character of each of your properties because you have determined that such properties are not "materially important physical properties" for you or your subsidiaries, or revise. Refer to Item 102 of Regulation S-K.

Financial Position, Liquidity and Capital Resources , page 39

4. Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent trends and conditions in the retail environment, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary source of liquidity is cash flows from operations.

Exhibits

5. Please file the following related party agreements as exhibits to your Form 10-K: (i) the 2001 agreement between you and Mr. Diller with respect to the construction of a screening room on Mr. Diller's property, (ii) the agreement pursuant to which Interval made payments to Arise Virtual Solutions for call center services, and (iii) the agreement pursuant to which HSN made payments to Warner Music Group for music products. In addition, please incorporate by reference to your Form 10-K the agreements between you and Liberty Media Corporation filed as Exhibit 10.1 to your Form 8-K filed January 15, 2008 and Exhibit 10.1 to your Form 8-K filed May 16, 2008.

Definitive Proxy Statement on Schedule 14A

Proposal 1 – Election of Directors, page 5

Corporate Governance, page 7

6. You state that you are "relying on the exemption for Controlled Companies from certain Nasdaq requirements." Please revise your disclosure to identify the corporate governance requirements from which you are exempt as a result of your status as a controlled company. In addition, please note that controlled companies are not exempt from the corporate governance requirements regarding audit committees; as such, your audit committee is required to be composed of three members, all of whom are independent. Please advise.

Compensation Discussion and Analysis, page 16

7. Please provide the disclosure required by Item 407(e)(4) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 42

8. Please revise the table to disclose the percent of the *class* owned by each beneficial owner, as opposed to the percentage of votes for all classes owned by each beneficial owner. In addition, please disclose the total number of outstanding shares of common stock and Class B common stock on which the ownership percentages in the table are determined.

Certain Relationships and Related Person Transactions, page 44

9. We note your disclosure that your management is required to determine whether any proposed transaction with a "related person" (as defined in Item 404 of Regulation S-K) falls within the definition of "transaction" (as defined in Item 404 of Regulation S-K) and, if so, to review it with the audit committee. Please also discuss the bases on which your management and the audit committee review, approve and ratify such transactions.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information

Mr. Barry Diller
IAC/InteractiveCorp
July 7, 2009
Page 4

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director